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                                                                       Exhibit 2
Part IV (3) Explanation

During its fiscal year ended March 31, 2002 ("fiscal 2002"), Active Link Communications, Inc. (the "Company") completed a business combination with Mobility Concepts, Inc. ("Mobility"). The transaction has been treated as a reverse acquisition for financial reporting purposes. The historical financial statements prior to the acquisition are the financial statements of Mobility. As a result of the acquisition Mobility has incurred significant additional expenses including: additional general and administrative expenses of approximately $700,000; costs related to the acquisition of $337,000; interest costs of approximately $600,000; and a loss on the discontinued operations of Active Link of approximately $2,300,000.

In addition, the Company anticipates reporting additional interest expense of approximately $900,000 related to imputed interest cost on the contingent conversion feature of convertible debt of Active Link acquired in the business combination.

Cumulatively, the additional expenses and the anticipated interest expense are expected to have a material adverse effect upon the Company's results of operations for fiscal 2002, when compared to fiscal 2001. The Company is not able at this time to fully quantify the adverse effect because the audited financial statements for fiscal 2002 have not been completed.